FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 15, 2007

Item 3: News Release:

A news release dated and issued on January 15, 2007 was disseminated through Canada News Wire.

Item 4: Summary of Material Change:

Freegold sampling returns 617 g/t gold over 3 feet at Golden Summit – Drilling Commences.

Item 5: Full Description of Material Change:

Freegold Sampling Returns 617 g/t Gold Over 3 Feet at Golden Summit - Drilling Commences

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Final assay results from the Fall 2006 trenching/sampling (conducted in conjunction with the 10,000 ton bulk sampling program) continue to confirm the high-grade nature of newly discovered veins in the Cleary Hill area.

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Gold-bearing zones up to 100 feet wide around the Cleary Hill vein, along with lower-grade mineralization between veins and shear zones, suggests that the property may have the potential to host bulk tonnage gold deposits.

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5,000 feet of close spaced, shallow drilling is underway in a multi-phase program that is expected to test the Cleary Hill vein and the Southern Vein Swarm with up to 25,000 feet of drilling at various locations along its 3,500-foot strike length.

January 15, 2007, (Vancouver, BC) – Freegold Ventures Limited ("Freegold") is pleased to announce that it has commenced a multi-phase definition-drilling program on its Golden Summit property outside Fairbanks, Alaska, and that final assays from its fall trenching/sampling program continue to identify new high-grade veins and hanging-wall bleed zones, in addition to lower grade mineralization in between the veins and shears.  Results from the 2006 work programs suggest that Golden Summit may have the potential to host bulk tonnage gold mineralization in addition to high-grade gold mineralization in individual veins.

The current Phase 1 drill program will consist of 5,000 feet of shallow drilling in 3 closely spaced parallel lines to test for gold mineralization through the Cleary Hill vein system and the 1,000 foot wide swarm of veins and shear zones that run sub-parallel and immediately south of the Cleary Hill Vein.  Subsequent drilling phases to test for gold mineralization in the vein systems at other locations along its 3,500 foot known strike length may increase the total drilling footage up to 25,000 feet.

Cleary Hill Vein System

The Cleary Hill vein, which was mined down to the water table depth of 400 feet in the early 1900’s, was the source of approximately 280,000 ounces of gold production at an average grade of 44.6 g/tonne (1.3 oz/ton). Freegold’s 2006 program was not only successful in discovering a new 1,300 foot eastern extension of the Cleary Hill vein, but more importantly the program discovered that extensive bleeding of gold mineralization, via smaller quartz vein splays and horsetails into both the hanging and foot wall rocks, resulted in the formation of mineralised zones up to 100 feet wide surrounding the vein.

This discovery was made at the old Beistline shaft area, 1,300 feet east of the Cleary Hill mine working, where vein stripping and sampling adjacent to Beistline shaft in June uncovered the principal Cleary Hill vein.  Channel samples along the 185-foot strike length of the 4" to 18" wide vein averaged 39.5 g/tonne (1.15 oz/ton).  Mineralization was noted to extend to the south and five-foot long channel samples, extending 5-10 feet into the hanging wall returned assays of 25.3, 34.3, 31.1, 26.1 and 46.3 g/tonne (0.74 to 1.35 oz/ton).  Overburden stripping subsequently continued to the south, exposing mineralization over an area approximately 140 feet long and 100 wide.  This area was sampled with five-foot chip channel samples on five-foot spacings.  Mineralization was found to grade from less than 0.1 g/tonne to 53.9 g/tonne.

Following the completion of the first five-foot wide bulk sample pit and collection of the Cleary Hill vein material, additional gold mineralization remained visible in the pit walls, and a number of vertical chip channel samples were taken periodically throughout the initial 110 foot length of the pit. These assays have now been received, and confirm the presence of high-grade mineralization in the mineralized  zone surrounding the main Cleary Hill vein.

Location along Beistline pit wall (feet)	Gold Grade (g/tonne)	Sample Type	Location along Beistline pit wall (feet)	Gold Grade (g/tonne)	Sample Type
0	0.24	2’ vertical chip	74	1.57	2’ vertical chip
10	3.67	grab	80	616.72	3’ vertical chip
14	0.41	grab	92	4.63	3’ vertical chip
20	0.52	3’ vertical chip	101	65.25	3’ vertical chip
42	1.24	5’ vertical chip	105	0.78	3.5’ vertical chip
56	0.68	2’ vertical chip

This material was subsequently mined as part of the bulk-sampling program.  Approximately 6,000 tons of material was collected from the pit which measures 300 feet long, 30 feet deep and 30 feet wide. Mineralization continues into the hanging wall of the current pit, and surface trenching chip channel samples 80 feet south of the pit wall and perpendicular to strike of the vein system returned 15 feet averaging 22.3 g/tonne (0.65 oz/ton).

Construction of the haul road, and subsequent stripping/cross-trenching also exposed the Cleary Hill structure approximately 1,200 feet west of the Beistline shaft area, directly above the old underground workings.  As was seen in the eastern extension, gold mineralization extends over an area more than 100 feet wide, with mineralization and alteration along the main structure comparable to that seen in the Beistline shaft area.  One channel sample taken on the bulk-sampled structure in this area assayed 31.0 g/tonne (0.90 oz/ton) over 9 feet perpendicular to the strike of the vein.  The veins in this structure are confirmed to be on strike with the higher-grade intercepts previously reported in Freegold’s June cross trenches between this and the Beistline shaft area.

In light of these new discoveries, management re-examined the limited previous drilling by Freegold along strike on this structure.  Three drill holes from 1997 and 1998, located 3,000 feet west of the Beistline shaft, went through and under the Cleary Hill Mine workings, and encountered significant widths of mineralization that did not fit the geological model for the Cleary Hill vein system at that time.  Intercepts from these core holes included:  162 feet @ 0.86 g/tonne (0.025 oz/ton) from hole CHD9703, 150 feet @ 1.27 g/tonne (0.037 oz/ton) from hole CHD9704, and 101 feet @ 1.3 g/tonne (0.038 oz/ton) and 40 feet @ 2.2 g/tonne (0.064 oz/ton) in the hanging wall, plus an additional 51 feet @ 0.86 g/tonne (0.025 oz/ton) in the footwall of hole CHD9801.  Management now believes these significant widths of mineralization may be similar to that found in the Beistline shaft area and the Cleary Hill area 1,200 feet west of the Beistline shaft.

The Cleary Hill structure continues to remain open along strike in both directions.

Cleary Hill South Vein Swarm

The Cleary Hill South Vein Swarm is comprised of a series of east-northeast trending veins and shear zones in an area that extends up to 1,000 feet south of the Cleary Hill mine, and that have been traced to date over a total strike length of approximately 1,100 feet.  The haul road constructed last fall switched back and forth down the hill through the known vein swarm in the areas of the previously reported Wackwitz and Colorado veins and Currey shear zone. New exposures uncovered by the haul road construction, plus additional cross trenching in the area, has led to the discovery of a number of new veins and shear zones.  Starting from south to north, the currently identified structures in this swarm exhibit the following characteristics:

Vein / Shear Zone Name	Known Strike Length (feet)	Description
Currey Shear	1,100

A 15 to 20 foot wide shear zone exhibiting strong alteration, silicification and brecciation.  Assay data indicates that mineralization within the shear is fairly evenly distributed with samples usually assaying in the 1.5 to 3 g/tonne (0.044 oz/ton to 0.88 oz/ton) range over the width of the zone, though a grab sample from a block of quartz 1 foot in diameter assayed 77 g/tonne (2.25 oz/ton). June trenching returned 220 feet averaging 2.3 g/tonne (0.067 oz/ton) over 10 foot widths.  A series of recently returned road cut chip channels over a 20-foot length also averaged 2.3 g/tonne, and 220 feet of new trenching this fall to the southwest continued to add to the strike of this shear with grades continuing to average in the +2 g/tonne range.  The Currey shear encountered in trenching is directly on strike with a drill intercept of a similar multi-phase shear zone located a further 500 feet to the southwest where a Freegold core drill hole in 2000 intersected the shear over a 72-foot true width at an average grade of 4.4 g/tonne (0.14 oz/ton).  The Currey Zone remains open in all directions.

Wackwitz Vein	920

A distinctive milky quartz vein hosting native gold. June trenching discovered a new five-foot wide zone averaging 16.4 g/tonne (0.48 oz/ton) over 235 feet with a higher-grade section of 85 feet @ 34.8 g/tonne (1.01 oz/ton), which includes 50 feet @ 53.1 g/tonne (1.5 oz/ton). The vein is hosted within schists and is frequently offset from one to several feet by 1 to 6 inch wide, steeply dipping cross structures that are also gold bearing, with grades usually less than 1 gram.  The Wackwitz vein trenched and bulk sampled in the fall programs has a strike length of 300 feet and is on strike with Wackwitz vein located in a roadcut exposure 120 feet to the southwest and with the 2002 cross trenching another 500 feet to the southwest.

Blue Shear	100

A newly discovered 25-foot wide shear zone exhibiting strong alteration and silicification.  This shear is similar in appearance to the Currey shear mineralization, and five-foot long chip channel samples taken along the new road and perpendicular to the strike of the shear returned an average grade of 2.5 g/tonne (0.073 oz/ton) over 25 feet, with the individual five-foot samples ranging from 1.3 to 6.4 g/tonne (0.038 to 0.189 oz/ton).

Alaska Vein	140

A narrow, high-grade quartz vein that varies from 3 to 6 inches in width.  Five-foot channel samples assayed 47.3, 16.7 and 6.2 g/tonne (1.38, 0.49, and 0.18 oz/ton) while grab samples assayed from 31.9 to 59.2 g/tonne (0.93 to 1.73 oz/ton).

Red Vein	80

A 3-inch wide quartz vein with a five-foot chip channel discovery assay of 15.4 g/tonne (0.45 oz/ton) perpendicular to the strike of the vein.  A five-foot chip channel in the face of the bulk sample trench assayed 21.3 g/tonne (0.62 oz/ton).

D8 Vein	80

A 3 to 6 inch wide quartz vein assaying 3.0 g/tonne (0.088 oz/ton) in a five-foot chip channel sample perpendicular to the strike of the vein.  A grab sample from the vein assayed 32.6 g/tonne (0.95 oz/ton).

Colorado Vein	580

A 3 to 12 inch wide quartz vein which has been traced over a strike length of 580 feet with five-foot chip channel samples in the separate trench and road cut exposures assaying 4.3, 34.3 and 3.9 g/tonne (0.13, 1.00 and 0.11 oz/ton).  Three grab samples in the trenches assayed 16.5, 22.0 and 173 g/tonne (0.48, 0.64, and 5.04 oz/ton).

Cleary Hill Area Drill Program

The collection of 10,000 tons of bulk material from a number of veins and shear zones in the Cleary Hill area last fall, and the subsequent analysis and recovery of gold from the samples this spring, is an important step in helping assess average gold grades over larger volumes in an area where free-milling and visible gold can often lead to variable results in small sample sizes.  As this is a slow and costly process, the current close-spaced, shallow drill program is a cost effective way to analyze the variability of gold grades and to determine optimal drilling patterns for future resource calculations. The holes, which will be limited to a depth of 51 feet, will also permit Freegold to identify new veins, structures and gold mineralization both close to known sample locations, and in new areas between previous trenches and along possible strike length extensions

Phase 1 will consist of 5,000 feet of drilling in approximately 100 shallow holes. These holes will test an area from the northern most mineralization of the Cleary Hill structure through to the final known veins structure in the Southern Vein Swarm.  Three lines of holes spaced 15 feet apart with the drill holes in each line of the fence spaced 20 feet apart should allow two intercepts to be obtained on a 65-degree south-dipping vein, such as the Cleary Hill, using 51-foot hole depths.  Because the mineralization found at surface is known from mine workings and drill hole intercepts to persist to depths of at least 400 feet, Freegold management believes this shallow drilling will provide a snapshot of the mineralization that will be found deeper in the system.

Drilling under this multi-phase program may extend  to 25,000 feet in 490 holes to test the mineralization with additional fences at various locations along its strike length.  Drill hole spacing may be changed in subsequent phases following the evaluation of each phase in order to ultimately arrive at optimal drill hole spacing for future resource-oriented drilling.

Drilling is being conducted with an Ingersol-Rand conventional percussion drill.  Cuttings are returned up the drill hole with the use of an OEM vacuum drill cuttings collector, and are dropped from a cyclone directly into a sample bag.  Samples are collected every three feet, with the drill bit being pulled off the bottom and the hole cleaned at the completion of each sample interval.  Down hole inspections following completion has shown holes to be straight sided with no evidence of raveling or caving to the bottom of the holes.  Clean drill hole bottoms are clearly visible with the aid of a flashlight.  Freegold maintains a geologist and sampler at the drill rig for all drilling to take and log all samples to insure that QA / QC is in accordance with 43-101 requirements.

Alaska Assay Laboratories in Fairbanks, Alaska and ALS Chemex Labs in North Vancouver, BC were used to analyse for gold via fire assay analysis plus multi element ICP-AES and ICP-MS analysis using 4 acid digestion for the 2006 sampled material.  Alaska Assay Labs will be used to analyse the drill cuttings for gold via fire assay from the 2007 drill program.  Only samples from the centre line of each three row drill fence will be submitted for multi-element analysis.

The Qualified Person for this release is Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 15th day of January, 2007.